EXHIBIT 99.C

                           EMPLOYMENT AGREEMENT


       This EMPLOYMENT AGREEMENT, dated as of the 11th day of February 2000, is between Circuit Systems, Inc., an Illinois corporation (the "Company"), and Tribhovan M. Patel ("Patel").

       WHEREAS, the Company is experiencing operational difficulties and desires to retain Patel in an executive capacity for the period and upon the other terms and conditions herein provided to assist the Company in its rehabilitative effort; and

       WHEREAS, Patel is willing to be employed by the Company pursuant to the terms and conditions of this Agreement, and understands that one of his missions as an executive employee will be to reduce the Company's operating costs and/or increase revenues so as to "cover" the Compensation and Benefits provided for herein.

       NOW, THEREFORE, in consideration of the premises, the mutual covenants and obligations herein contained, and for other good and valuable consideration, the receipt, adequacy, and sufficiency of which are hereby acknowledged, the parties hereto do hereby covenant and agree as follows:

  1.   EMPLOYMENT

       1.1 Position. The Company hereby confirms Patel's employment as its Executive Vice President and Chief Operating Officer.

       1.2 Duties. Patel's duties will include all those duties customarily associated with the position of Executive Vice President and Chief Operating Officer in an emerging growth company, including those duties that require the performance of policy-making functions as contemplated by Rule 3b-7 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Such duties shall also include management of all functions and facilities required of and maintained by the Company and its subsidiaries. Patel agrees to devote substantially his entire business time and attention to the performance of his duties hereunder and to serve the Company diligently and to the best of his abilities. Notwithstanding the foregoing, Patel shall have the continuing right (a) to make passive investments in the securities of any publicly-owned corporation, (b) to make any other passive investments with respect to which he is not obligated or required to, and does not in fact, devote any substantial managerial efforts that interfere with the fulfillment of his duties to the Company; and, (c) subject to the prior written approval of the Company's Board of Directors (the "Board of Directors"), to serve as a director of or consultant to other companies and entities.

  2.   COMPENSATION AND BENEFITS

       2.1 Base Annual Salary. The Company shall pay Patel a base annual salary of $420,000 (the "Base Annual Salary") periodically throughout the year, commencing the date hereof, in accordance with its customary payroll practices, as modified from time to time, subject to all payroll and withholding deductions required by applicable law.

       2.2 Cash Bonuses; Other Incentive Compensation. Subject to the satisfaction of such criteria and the achievement of such objectives as the Compensation Committee of the Board of Directors may establish, Patel may receive additional cash bonuses and other incentive compensation (including stock options).

       2.3 Other Benefits. Patel shall be entitled to other benefits and perquisites no less favorable than those provided to the Company's employees generally, as such benefits and perquisites may be modified from time to time in the Company's discretion. Such benefits shall in all events include health insurance, a 401(k) plan and paid holidays annually. Such perquisites shall in all events include three weeks of vacation annually, disability insurance and group term life insurance. The Company shall pay Patel compensation in accordance with paragraph
  2.1 hereof in the event Patel does not take his full vacation during any calendar. To assist with the business travel essential to conducting business in the Metropolitan Chicago area, throughout the term of this Agreement the Company will provide Patel with a company-acquired and -maintained automobile. All expenses incidental to the personal use of the automobile shall be borne by Patel.

       2.4 Expense Reimbursement. Patel shall be reimbursed by the Company for his reasonable out-of-pocket business expenses in accordance with the Company's established policies applicable to executive officers generally. The Company shall reimburse Patel for his temporary living expenses and travel expenses to and from Elk Grove Village, Illinois until such time as Patel relocates his principal place of residence near the Company's headquarters in Elk Grove Village, Illinois. In addition, the Company will reimburse Patel for all expenses related to legal, tax and financial advice, not to exceed 37,500 in the aggregate over the Term of this Agreement.

       2.5   Insurance.   The Company  will pay an  annual premium for  a
  $5,000,000 life insurance policy to be owned by Patel.

  3.   TERM

       3.1 Term. The term of the Executive's employment hereunder shall be the period of twelve (12) months commencing as of the date hereof and expiring on January 31, 2001 (the "Term"). The term of Executive's employment hereunder shall, in any event, be subject to earlier termination as provided in paragraph 4 hereof.

  4.   TERMINATION AND SEVERANCE PAY

       4.1 At Will. Patel and the Company acknowledge and agree that Patel's employment with the Company is "at will" during the term of this Agreement. Accordingly, either party (and in the case of the Company, only by the Board of Directors) may terminate Patel's employment by the Company, with or without cause, in which case Patel shall have no claim for lost wages, although termination of Patel's employment shall be subject to the terms and conditions of this Agreement regarding severance pay, benefits and other obligations.

       4.2 Voluntary Resignation. In the event that Patel's employment with the Company terminates as a result of his voluntary resignation, Patel shall be entitled to no severance pay or benefits.

       4.3  Involuntary Termination.

            (a) Severance Pay. In the event that Patel's employment with the Company is not extended by the Company upon the expiration of the Term of this Agreement, Patel shall be entitled to severance pay in the form of continuation of Base Annual Salary for six (6) months from the expiration of the Term of this Agreement. In the event that Patel's employment with the Company is terminated by the Company For Just Cause (as defined in Section 4.3(c) hereof), Patel shall not be entitled to severance pay or benefits. In the event that Patel's employment with the Company is terminated by the Company other than for Just Cause prior to the expiration of the Term of this Agreement, Patel shall be entitled to severance pay in the form of continuation of Base Annual Salary for the remainder of the Term and an additional six (6) months after the expiration of the Term. Patel shall have no duty to mitigate such payments by seeking or accepting other employment; accordingly, such payments shall not be reduced due to receipt of other compensation from such other employment as he may obtain during the term of his severance payments.

            (b) Additional Benefits. In the event that Patel's employment with the Company is terminated by the Company other than For Just Cause, Patel shall be entitled to continue to participate in the Company's employee benefit programs as and to the extent theretofore made available to him pursuant to Section 2.4 above. Such benefits shall be continued at no additional cost to Patel, except to the extent, if any, that tax laws require the inclusion of the value of such benefits in his gross income. Such benefits shall continue for the benefit of Patel for the entire period of his severance pay continuation as provided in Section 4.3(a) above, in the same manner and at the same level as in effect immediately prior to Patel's termination.

            (c) For Just Cause. For purposes of this Agreement, the term "For Just Cause" shall mean any termination of employment of Patel for one or more of the following reasons: (i) the substantial failure by Patel to comply with a lawful, written instruction of the Company's Board of Directors, which instruction is consistent with his duties as elsewhere provided in this Agreement, which failure continues without interruption for the 30 days immediately following Patel's receipt of such instruction; (ii) the substantial and continuing failure of Patel to render vital service to the Company in execution of his essential duties, as determined by the Board of Directors in good faith with reference to Patel's employment agreement then in effect, after giving written notice to Patel and an opportunity for him to remedy such failure within 30 days of receiving such notice; (iii) the conviction of Patel for a felony involving an act of moral turpitude, which conviction has become final and non-appealable; (iv) recklessness in the performance of Patel's duties to the Company causing material harm to the Company; or (v) material dishonesty, material breach of fiduciary duty or material breach by Patel of any representation, covenant or other agreement contained in this Agreement.

            (d) Constructive Termination. If Patel without his prior written consent, is removed by the Board of Directors of the Company from the position of Executive Vice President and Chief Operating Officer, or if Patel's duties are restricted or reduced in such a manner as to result in his position with the Company no longer including duties requiring the performance of policy making functions by an executive officer within the meaning of Rule 3b-7 of the Exchange Act, then, in either such case, the employment of Patel shall be deemed, in his discretion, involuntarily terminated by the Company other than For Just Cause, it being understood that Patel must exercise his discretion under this Section 4.3(d) in writing to the Board of Directors within sixty days following the latest to occur of any event constituting involuntary termination pursuant to this Section 4.3(d).

  5.   NON-DISCLOSURE,    NON-SOLICITATION,    NON-COMPETE    AND    NON-
       DISPARAGEMENT

       5.1 Non-Disclosure. Except as is reasonably necessary in the performance of his duties hereunder, Patel shall not disclose to any person or entity or use for his own direct or indirect benefit any Confidential Information (as defined below) pertaining to the Company obtained by him in connection with his employment with the Company. For purposes of this Agreement, the term "Confidential Information" shall include information with respect to the Company's products, services, processes, suppliers, customers, customers' account executives, financial, suppliers and distribution information, price lists, identity  and  list of  actual  and potential  customers,  trade secrets, technical information, business plans and strategies; provided, however, that such information shall not be treated as Confidential Information to the extent that it has been publicly disclosed by the Company (other than by Patel through a breach of this Section 5.1).

       5.2  Non-Solicitation.  Patel  agrees that for  a period of  three
  (3) years after termination of his employment for any reason other than involuntary termination not for Just Cause, he shall not (a) directly or indirectly solicit, induce or attempt to solicit or induce any Company employee to discontinue such employee's employment by the Company, (b) usurp any opportunity of the Company of which he became aware during his tenure at the Company, or that was made available to him on the basis of a mistaken belief that he was still employed by the Company, or (c) directly or indirectly solicit or induce or attempt to influence any person or business that is an account, customer or client of the Company to reduce or cancel the business of any such account, customer or client with the Company.

       5.3 Non-Compete. Patel agrees that, so long as he is employed by the Company and for a period of three (3) years after termination of his employment for any reason other than involuntary termination not For Just Cause, he shall not, without prior written consent of the Company's Board of Directors, either directly or indirectly (including, without limitation, through a partnership, joint venture, corporation or other entity or as a consultant, director or employee), engage in the business engaged in by the Company as of the date hereof within any of those geographical areas in which the Company currently conducts active business operations. The parties hereto agree that the scope and the nature of such covenant, and the duration and the area within which such covenant is to be effective, are reasonable in light of all facts and circumstances.

       5.4 Non-Disparagement. Patel agrees that, so long as he is employed by the Company and for a period of three years after termination of his employment for any reason other than involuntary termination not For Just Cause, he shall not make any public comment (whether written or oral) concerning or touching upon the Company or any of its Affiliates, including but not limited to any or all of the Company's executive officers and directors, which comment would tend to disparage the personal, financial or business reputation of such other person or persons, except for such comments as may be required by law and except for such comments as may be made in litigation, arbitration or mediation with such person or persons.

  6.   CERTAIN COVENANTS OF THE COMPANY

       6.1  No Waiver.   The waiver by  either party of  a breach of  any
  provision of this Agreement shall not operate as or be construed as a waiver of any subsequent breach thereof.

       6.2 Assignment. This Agreement may not be assigned by Patel and may not be assigned by the Company otherwise than by operation of law.
   This Agreement shall be binding upon the Company's successors and assigns.

       6.3 Entire Agreement. This Agreement supersedes any and all prior written or oral agreements between Patel and the Company and evidences the entire understanding of the parties hereto with respect to the terms and conditions of Patel's employment with the Company.

       6.4 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Illinois without regard to the choice of law rules of the State of Illinois or any other jurisdiction.

       IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the day and year first above written.



                                 By: --------------------------------
                                     James E. Robbs, Vice President,
                                     Chief Financial Officer, and Treasurer


                                     --------------------------------
                                     Tribhovan M. Patel


                                     Acknowledged:


                                     --------------------------------
                                     Chairman, Compensation Committee
                                     Circuit Systems, Inc.